UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 1, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated May 28, 2007.
•	Press Release dated May 31, 2007.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 1, 2007	By:	/s/”Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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NEWS RELEASE
Enbridge to present at the Citigroup Second Annual Citi Power, Gas and Utilities Conference.
CALGARY, Alberta, May 28, 2007 — Patrick D. Daniel, President & CEO will be presenting at the Citigroup Second Annual Citi Power, Gas and Utilities Conference in Charleston, South Carolina on Thursday, June 7, 2007 at 3:45 pm. EDT.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Files Regulatory Application for Alberta Clipper Expansion Project
CALGARY, ALBERTA; May 31, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge) announced today that it has filed an application with the National Energy Board for the construction and operation of the Canadian segment of the Alberta Clipper Project, a proposed 1,607 kilometre (1,000 mile) expansion project to provide greater access for Western Canadian crude oil to U.S. Midwest markets. Alberta Clipper will be integrated with, and form part of the existing Enbridge Mainline liquid pipeline system in Canada owned by Enbridge Pipelines Inc., and the Lakehead System in the United States owned by affiliated Enbridge Energy Partners, L.P.
Based on industry support, Enbridge is progressing with land access, engineering and initial procurement commitments to facilitate commencement of construction in 2008. Alberta Clipper is expected to be in service by mid-2010, subject to finalization of commercial terms with industry, and regulatory approvals.
Alberta Clipper involves the construction of a new 36-inch diameter crude oil pipeline from Hardisty, Alberta to Superior, Wisconsin, generally within or adjacent to Enbridge’s existing right-of-way. In Canada, the project is comprised of approximately 1,074 kilometres of new pipeline and related pump station and terminalling facilities. Alberta Clipper will have an initial capacity of 450,000 barrels per day (bpd) and allows for future expansions to 800,000 bpd. Based on final scope and cost estimates, the total construction cost of Alberta Clipper is expected to be approximately CDN$2.0 billion for the Canadian segment, and approximately US$1.0 billion for the U.S. segment to be undertaken by Enbridge Energy Partners, L.P. (in both cases, in 2007 dollars, excluding allowance for funds used during construction).
“Alberta Clipper will ensure that timely new pipeline capacity is available to meet producers’ needs to transport growing supplies of crude oil from Alberta’s oil sands and the Northern United States to refinery markets in the U.S. Midwest,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “The combination of Alberta Clipper and Southern Access, which is currently under construction, can ultimately provide transportation capacity of up to 1.2 million bpd from Alberta to the U.S. Midwest.”
For details on Alberta Clipper visit www.enbridge-expansion.com.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec,

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New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION CONTACT:

Enbridge Inc.
Investor Relations	Media:
Bob Rahn	Glenn Herchak
(403) 231-7398	(403) 266-7906
Email: bob.rahn@enbridge.com	Email: glenn.herchak@enbridge.com

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